                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Crescent Operating, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    22575M100
                                 (Cusip Number)

                             Mr. Jeffrey L. Stevens
                          777 Taylor Street, Suite 1050
                             Fort Worth, Texas 76102
                                 (817) 339-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 858,121 shares, which constitutes approximately 7.5% of the 11,377,687 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Except as otherwise stated herein, all ownership percentages set forth herein assume that there are 10,828,497 shares of Stock outstanding.

1.       Name of Reporting Person:

                  COPI Colorado, L. P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                    (a)      [ ]

                                                                    (b)      [X]

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             [ ]

6.       Citizenship or Place of Organization: Delaware


                           7.       Sole Voting Power:                  -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:                -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:             -0-
Person
With
                           10.      Shared Dispositive Power:           -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11): 0%

14.      Type of Reporting Person: PN



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

1.       Name of Reporting Person:

                  Crescent Operating, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                    (a)      [ ]

                                                                    (b)      [X]

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             [ ]

6.       Citizenship or Place of Organization:       Delaware


                           7.       Sole Voting Power:          -0-
Number of
Shares
Beneficially               8.       Shared Voting Power:        -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:     -0- (see Item 5)
Person
With
                           10.      Shared Dispositive Power:   -0- (see Item 5)


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  -0- (see Item 5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11):  0% (see Item 5)

14.      Type of Reporting Person: CO



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

1.       Name of Reporting Person:

                  John C. Goff

2.       Check the Appropriate Box if a Member of a Group:

                                                                    (a)      [ ]

                                                                    (b)      [X]

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                             [ ]

6.       Citizenship or Place of Organization: USA


                           7.       Sole Voting Power:                858,121(1)
Number of
Shares
Beneficially               8.       Shared Voting Power:              -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:           858,121(1)
Person
With
                           10.      Shared Dispositive Power:         -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  858,121(1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11): 7.5%(2)

14.      Type of Reporting Person: IN



----------

(1) Includes (a) 549,190 shares of the Stock issuable to JCG upon the exercise of options that are currently exercisable, (b) 15,256 shares held by a family limited partnership of which JCG is a general partner (the "JCG Family Partnership") and (c) 61 shares held for JCG's benefit in the 401(k) Plan. Pursuant to Rule 13d-4 of the Act, JCG disclaims beneficial ownership with respect to all shares of the Stock held by the JCG Family Partnership in excess of his pecuniary interest therein.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,377,687 shares of the Stock outstanding.



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

         Pursuant to Rule 13d-2(a) of Regulation 13D of the Rules and Regulations under the Act, the undersigned hereby amend their Schedule 13D Statement dated September 28, 1998, as amended by Amendment No. 1 thereto dated December 10, 1998, by Amendment No. 2 thereto dated December 29, 1998, and by Amendment No. 3 thereto dated March 2, 1999, relating to the common stock, par value $0.01 per share (the "Stock"), of Crescent Operating, Inc., a Delaware corporation (the "Issuer").

Item 1. SECURITY AND ISSUER.

         Item 1 hereby is amended by deleting the last sentence thereof and substituting therefor the following:

         The principal executive offices of the Issuer are located at 777 Taylor Street, Suite 1050, Fort Worth, Texas 76102.

Item 2. IDENTITY AND BACKGROUND.

         Item 2 (a) hereby is amended in its entirety as follows:

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D of the General Rules and Regulations under the Act, COPI Colorado, L. P., a Delaware limited partnership ("COPI Colorado"), Crescent Operating, Inc., a Delaware corporation ("COI"), Gerald W. Haddock ("GWH"), John C. Goff ("JCG") and Harry H. Frampton, III ("HHF") jointly filed a single Schedule 13D Statement dated September 28, 1998, Amendment No. 1 thereto dated December 10, 1998, Amendment No. 2 thereto dated December 29, 1998, and Amendment No. 3 thereto dated March 2, 1999. COPI Colorado, COI, GWH, JCG and HHF made such single, joint filings because they may have been deemed to constitute a "group" within the meaning of Section 13(d)(5)(b)(1) of the Act for the purposes of the events reported therein, although they expressly stated therein that neither the fact of those filings nor anything contained therein was or could be deemed an admission by them that such a group existed. As more fully described in Item 6 of this Amendment, since the date of Amendment No. 3 referenced above, COPI Colorado and COI have determined that, under Rule 13d-3 and Instruction C to Schedule 13D of the Act, GWH and HHF should not be considered "reporting persons" with respect to, or beneficial owners of, any of the Stock of the Issuer beneficially owned by COPI Colorado as their relationships with COPI Colorado were or are solely as limited partners. Consequently, and in accordance with Rule 13d-2(a), GWH and HHF are not obligated to file, and are not filing, this Amendment No. 4 and are no longer to be considered "reporting persons" with respect to any of the Stock of the Issuer reported herein. Therefore, for purposes of this Amendment, the "Reporting Persons" are COPI Colorado, COI and JCG.

         Item 2 (b) - (c) hereby are amended in their entirety as follows:

         COPI Colorado

         COPI Colorado is a Delaware limited partnership, the principal business of which is investing in Crescent Resort Development, Inc. (formerly "Crescent Real Estate Development



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

Corp."), a Delaware corporation. The principal business address of COPI Colorado, which also serves as its principal office, is 777 Taylor Street, Suite 1050, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to COI, the sole general partner of COPI Colorado, is set forth below.

         COI

         COI is a Delaware corporation. Prior to February 2002, the principal businesses of COI have been management of or investment in, through subsidiaries, diverse business segments, including hospitality, land development, equipment sales and leasing, and temperature-controlled logistics. The principal business address of COI, which also serves as its principal office, is 777 Taylor Street, Suite 1050, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the sole director, executive officer and controlling person of COI is as follows:

                        RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                    BUSINESS ADDRESS                 OR EMPLOYMENT
Jeffrey L. Stevens      777 Taylor Street, Suite 1050    Chief Operating Officer of
                        Fort Worth, Texas 76102           COI

         JCG

         JCG's principal occupations or employment are serving as Chief Executive Officer and Vice Chairman of the Board of Trust Managers of Crescent Real Estate Equities Company, a Texas real estate investment trust ("Crescent Equities"), and, in connection with Crescent Equities, serving as the sole director and Chief Executive Officer of Crescent Real Estate Equities, Ltd., a Delaware corporation and wholly-owned subsidiary of Crescent Equities that acts as the sole general partner of Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership that is majority-owned by Crescent Equities ("Crescent Partnership"); and personal investment for his own account. JCG's business address is 777 Main Street, Suite 2100, Fort Worth, Texas 76102.

         Items 2(d) through 2(f):

         No material change.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4. PURPOSE OF TRANSACTION.

         Item 4 hereby is partially amended by adding at the end thereof the following:

         Immediately prior to the events which are the subject of this Amendment, COPI Colorado beneficially owned 1,102,530 shares of the Stock. As more fully described in Item 6 of this Amendment, on February 13, 2002, COPI Colorado distributed among its partners, including COI and JCG, in accordance with their respective ownership percentages, all of the shares of the Stock beneficially owned by it and thereupon ceased to own beneficially any shares of the Stock.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) through 5(c) hereby are amended in their entirety to read as follows:

         (a)

         COPI Colorado

         The number of shares of the Stock that COPI Colorado owns beneficially, pursuant to Rule 13d-3 of the Act, is -0-, which constitutes 0.0% of the outstanding shares of the Stock.

         COI

         In its capacity as the sole general partner of COPI Colorado immediately after the events that are the subject of this Amendment, and pursuant to Rule 13d-3 of the Act, COI could be deemed to be the beneficial owner of -0- shares of the Stock, which constitutes 0.0% of the outstanding shares of the Stock. As stated elsewhere in this Amendment, on February 13, 2002, COPI Colorado distributed among its partners, in accordance with their respective ownership percentages, all of the shares of the Stock beneficially owned by COPI Colorado, including 661,518 shares of the Stock distributed to COI, which holds such shares as treasury stock. Under the laws of the state under which it is organized, COI has no power to vote or to direct the voting of any treasury shares held by it, although it does have the power to dispose of treasury shares. COI believes, however, that Section 13(d) and Regulation 13D under the Act are not intended to encompass the ownership of securities by the issuer of those securities; accordingly, COI states that, for purposes of this
Schedule 13D, it should not be deemed to be the beneficial owner of any shares of the Stock.

         JCG

         Because of (1) his direct holdings of 293,614 shares of the Stock (220,506 of which were received upon distribution from COPI Colorado), (2) the 15,256 shares of the Stock held by the JCG Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof,
(3) his indirect holdings of 61 shares of Stock in the 401(k) Plan and (4) his ownership of options that are exercisable to acquire 549,190 shares of the Stock, JCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 858,121 shares of the Stock in the aggregate, which constitutes approximately 7.5% of the 11,377,687 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. Pursuant to Rule 13d-4 of



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

the Act, JCG disclaims beneficial ownership with respect to all shares of the Stock held by the JCG Family Partnership in excess of his pecuniary interest therein.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the Reporting Persons is the beneficial owner of any shares of the Stock.

         (b)

         COPI Colorado

         COPI Colorado has the sole power to vote or to direct the vote or to dispose or to direct the disposition of no shares of the Stock.

         COI

         In its capacity as the sole general partner of COPI Colorado, immediately after the events that are the subject of this Amendment, COI has the sole power to vote or to direct the vote or to dispose or to direct the disposition of no shares of the Stock. As discussed above, COI states that, under the law of its state of organization and for purposes of this Schedule 13D, it should be deemed to have the power to vote or to direct the vote or to dispose or to direct the disposition of no shares of the Stock.

         JCG

         JCG has the sole power to vote or to direct the vote or to dispose or to direct the disposition of (1) the 293,614 shares of the Stock directly held by him, (2) the 15,256 shares of the Stock held by the JCG Family Partnership of which he may be deemed the beneficial owner because of his status as a general partner thereof, (3) the 61 shares of Stock held for his benefit in the 401(k) Plan and (4), pursuant to Rule 13d-3(d)(1)(i) of the Act, the 549,190 shares of the Stock issuable to him upon his exercise of options that are currently exercisable.

         (c) During the past sixty days, the only transaction in the Stock effected by the Reporting Persons was the February 13, 2002, distribution by COPI Colorado to its partners of all 1,102,530 shares of the Stock owned by it.

         Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past sixty days.

         Item 5(d):

         No material change.

         Item 5(e) hereby is amended in its entirety as follows:

         On February 13, 2002, COPI Colorado distributed among its partners in accordance with their respective ownership percentages all 1,102,530 shares of the Stock held by it and consequently on that date ceased to be the beneficial owner of more than five percent of the Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 hereby is partially amended by adding at the end thereof the following:

         Subsequent to the filing of Amendment No. 3 to the Schedule 13D, GWH ceased to be an executive officer and director of COI. Because GWH and HHF were thereafter solely limited partners of COPI Colorado, without control or influence over the management of COI and consequently COPI Colorado, and had no other agreements, arrangements or relationships with COI or COPI Colorado with respect to the acquisition, holding or voting of Stock, they ceased to be "reporting persons" with respect to any of the Stock reported herein. GWH subsequently transferred to COPI Colorado all of his limited partner interest in COPI Colorado. As a consequence of that transfer, the percentage ownership interest of COI, the sole general partner, in COPI Colorado became 60% and the percentage ownership interests of HHF and JCG, the sole limited partners, in COPI Colorado became 20% each. On February 13, 2002, COI, in its capacity as the sole general partner of COPI Colorado, and with the consent of all of the partners, caused COPI Colorado to make a distribution in kind among its partners, in proportion to their respective percentage ownership interests, of all 1,102,530 shares of the Stock held by it.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 hereby is partially amended by adding at the end thereof the following:

Exhibit 99.1--    Agreement pursuant to Rule 13d-1(k)(1)(iii)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 13, 2002


                                       COPI COLORADO, L. P., a Delaware limited
                                          partnership

                                       By: CRESCENT OPERATING, INC.,
                                       a Delaware corporation, as its sole
                                       general partner

                                            By: /s/ Jeffrey L. Stevens
                                               ---------------------------------
                                               Jeffrey L. Stevens, Chief
                                               Operating Officer

                                       CRESCENT OPERATING, INC.,
                                          a Delaware corporation

                                       By: /s/ Jeffrey L. Stevens
                                          --------------------------------------
                                          Jeffrey L. Stevens, Chief Operating
                                          Officer

                                       /s/ John C. Goff
                                       -----------------------------------------
                                       JOHN C. GOFF

                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
------            -----------
10.1              Agreement of Limited Partnership of COPI Colorado, L. P.,
                  previously filed with the Schedule 13D Statement dated
                  September 28, 1998.

10.2              Contribution Agreement, previously filed with the Schedule 13D
                  Statement dated September 28, 1998.

10.3 Agreement regarding Schedules and Other Matters, previously filed with the Schedule 13D Statement dated September 28,
                  1998.

99.1              Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.



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